INVEST IN **CASSAVA SAN FRANCISCO**

Popular San Francisco Restaurant Expands to a Promising and Desirable Location



Highlights

1. Award-winning restaurant loved over 9 years by locals and food critics alike
2. Operated by respectful restaurateurs with long time trusted employees working as a strong team
3. Cassava has an established brand for great food, friendly and warm hospitality, social awareness
4. On a high foot traffic main street corner in one of the most visited neighborhoods in San Francisco
5. High ceiling in a historic building with wide sidewalk seating on a most charming side street

---

Our Team

Our Team



Yuka Ioroi

Yuka has worked in restaurants, especially in beverage and operation since 2005. Her beverage program and pairing menu perfectly complements Cassava's cuisine. She is also recognized as an SF industry leader for equitable restaurant operation.

> We have been blessed to receive overwhelming support and we want to keep growing. We found the most perfect location in the heart of North Beach, an iconic San Francisco neighborhood. Cassava is more than a place to eat and to work; this restaurant is in the hearts of so many in the community. We want to keep this place around for a long time.



Kristoffer Toliao

Kris has cooked at some of the finest kitchens in California and Japan since 2003. A true artist of flavors and a man of diligence, Kris's cuisine at Cassava has been recognized as Eater SF 38, Top 42 Restaurants by TimeOut SF and many more.



Jonathan Kwon

Jon has been with Cassava since 2013 and has been our Sous Chef since 2016. He brings precision in the execution of dishes and plating and draws inspiration from his musical and Korean background, especially shown in our fermentation program.



Darius Quan



Darius has been with Cassava since 2015 and has been our Sous Chef since 2017. He brings creativity to the culinary team and draws inspiration from his background as a son of a long-standing Chinese restaurant in historic San Francisco Chinatown.



Abigail Mo

Abigail has been with Cassava since 2016 and has been our Sous Chef since 2019. She brings organization to the team and an amazing trainer, traits from her previous counseling career. She draws inspiration from her Yucatan and Mayan heritage.



Alan Buhtz

Alan has been with Cassava since 2017 and has been our Maitre D' since 2019. He prides in providing joy to guests, and as an established poet and a classically trained singer, he brings a genuine warmth to our hospitality that is truly an art form.



Anthony Stapor

Tony has been with Cassava since 2017 and has been our Maitre D' since 2020. He brings corporate restaurant operation experiences to the team with a keen eye for details and restaurant technology.



Jamie Tobin

Jamie is the Founder/President of &Co PR, a premier PR, and marketing firm that specializes in the hospitality industry. &Co has placed Cassava on Eater 38, 42 Top Restaurants by TimeOut SF and more, since our working relationship starting 2018.



Kevin Zeller

Kevin is the Founding Principal and COO of Zero Ten Design, one of the Bay Area's most highly respected architecture and interior design firms, specializing in hospitality and residential since 2012.

Pitch



SAN FRANCISCO

Invitation
to be a part of
Cassava's Next Chapter.

